UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2010
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on March 17, 2010, entitled "Initial public offering of Statoil’s energy and retail business”.

Initial public offering of Statoil’s energy and retail business

Statoil’s Board of Directors (OSE: STL, NYSE: STO) has decided to start a process to list its energy and retail business on the Oslo Stock Exchange.

Further to the announcement made on the 3rd of February 2010, Statoil's Board of Directors has approved the proposal to create a stand-alone Energy & Retail (E&R) business through an initial public offering (IPO) on the Oslo Stock Exchange. The IPO will take place at the earliest in the fourth quarter of 2010 or at a time when the capital market is deemed favourable for such an offering.

Statoil intends to remain a majority shareholder of E&R at the time of the initial public offering and listing. The size and time horizon of Statoil's future ownership in E&R will be tailored to support and develop company value both for E&R and for the Statoil Group.

Further information from:

Investor relations:
Lars Troen Sørensen, senior vice president investor relations, tel + 47 90 64 91 44 (mobile)

Press:
Ola Morten Aanestad, vice president for media relations
tel +47 480 80 212 (mobile) E-mail: oaan@statoil.com

This Stock Exchange Notice does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities of E &R have not been, and are not intended to be, registered under the U.S. Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: March 17, 2010	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer